Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-238150) and related Prospectus of Paratek Pharmaceuticals, Inc. for the registration of $250,000,000 of common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated March 10, 2020, with respect to the consolidated financial statements of Paratek Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Paratek Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 19, 2020